CIBC Code of Conduct

November 2011

CIBC

For what matters.

CIBC Internal

Table of Contents

A Message from the CEO	3

1 Application of the Code	4
1.1 To Whom Does the Code Apply?	4
1.2 Application to CIBC Contractors	4
1.3 The Role of Managers	4
1.4 Ownership of the Code	5
1.5 Annual Training and Certification	5
1.6 Exceptions to the Code	5

2 Acting with Honesty and Integrity	6
2.1 Acting Ethically and Upholding the Law	6
2.2 Preventing Corruption, Bribery and Fraud	6
2.3 Acting Within Our Employment Duties and Delegated Authorities	8
2.4 Managing Inside Information and Personal Trading in Securities	8
2.5 Competing Fairly	10
2.6 Respecting Copyright	10

3 Treating Everyone with Respect	11
3.1 Protection Against Harassment and Discrimination	11
3.2 Safety and Security in the Workplace	11
3.3 Alcohol and Drugs	12
3.4 Political or Religious Activity	12

4 Avoiding Conflicts of Interest	13
4.1 Offering and Accepting Gifts or Other Benefits	14
4.2 Personal Borrowing and Lending	14
4.3 Treatment and Selection of Suppliers	15
4.4 Beneficiaries, Fiduciaries and Powers of Attorney	15
4.5 Engaging in Outside Activities and Investments	15
4.6 Processing Personal Transactions	17

5 Protecting Our Brand, Clients, Investors, Employees and the Environment	18
5.1 Representing CIBC	18
5.2 Community Activity	19
5.3 Full and Fair Disclosure	19
5.4 Guarding Against Misleading Marketing and Communication Materials	20
5.5 Environmental Responsibility	20

6 Our Role in Using and Safeguarding Information and Assets	21
6.1 Protecting Confidentiality and Privacy	21
6.2 Maintaining Information Security	22
6.3 Safeguarding CIBC’s Assets	23
6.4 Following Business Expense Policies	23
6.5 Maintaining Records	24

7 Cooperating with Internal and Regulatory Investigations	25

8 Contravention of the Code	26

9 Seeking Advice	27

A Message from the CEO

November 2011

Over the last 140 years, CIBC has developed a reputation for excellence as a leading financial institution. That reputation and our continued success depend upon a shared commitment to our core values of trust, teamwork and accountability. Honouring this commitment is our first priority.

Living up to our values requires meeting the highest standards of ethical and professional behaviour. The CIBC Code of Conduct (“Code”) sets out the principles and standards for ethical and professional behaviour in everything we do.

As CIBC employees, we are required to know, understand and abide by the Code. This includes an obligation to speak up – if you become aware of any potential violation of the Code, talk to your manager or get in touch with the appropriate contact listed in section 9. If you report a potential violation of the Code in good faith, you can be assured that you will be protected from any form of retaliation.

By embracing the Code, we honour our proud heritage and values, which helps CIBC achieve its vision of being the leader in client relationships.

Sincerely,

Gerald T. McCaughey

President and CEO, CIBC

1.1 To Whom Does the Code Apply?

The Code applies to all employees of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries (collectively “CIBC”). This includes both regular and temporary employees working either full-time or part-time. The terms “we” and “our” as used in the Code refer to the shared responsibility of all CIBC employees and are also meant to convey the fact that each of us has a personal responsibility to uphold the principles of the Code. The Code represents the minimum standards regarding our conduct and CIBC’s obligations as a regulated financial institution. Employees who are licensed by a regulatory or professional body are also expected to adhere to any requirements imposed by those entities.

1.2 Application to CIBC Contractors

A number of sections in this Code offer protection to employees or require that we treat other employees in a certain manner (see sections 3.1, 3.2, 3.4, 5.1, 5.2, 6.1, and 8.0). In all of these sections, CIBC contractors, who are subject to a separate Contractor Code of Conduct, are also entitled to receive this protection and treatment.

For ease of reference, “contractor” refers to any individual who is not a full-time or part-time CIBC employee, and who is contracted by CIBC directly, or indirectly as part of a contract with a third party provider of temporary, contractor, or professional consulting services, to provide services that are, or might normally be, performed by a CIBC employee.

1.3 The Role of Managers

People managers, and in the case of contractors, CIBC Relationship Managers, play an important role in helping to ensure that the principles of the Code are respected. They are role models for employees and contractors regarding acceptable standards of behaviour and are the first point of contact for employees and contractors who have questions about the Code. They must also support and protect any employees or contractors who, in good faith, report a potential violation of the Code.

1.4 Ownership of the Code

The Chief Administrative Officer and General Counsel is the Executive Owner of the Code. The Code was approved by CIBC’s Board of Directors and is reviewed annually. This version of the Code is effective November 1, 2011.

1.5 Annual Training and Certification

As part of CIBC’s Mandatory Training and Testing program, each of us will complete an annual certification, attesting to familiarity with and adherence to the principles of the Code and all of its provisions.

1.6 Exceptions to the Code

Some situations may justify making exceptions to the Code. All requests for exceptions must be discussed first with your manager. If your manager agrees to pursue the request, then written or e-mail approval must be obtained from the Compliance Department (Code of Conduct, Mailbox).

Exceptions for certain executive officers may be granted only by the Board of Directors or by a committee of the Board. Such exceptions must also be promptly disclosed to CIBC’s shareholders.

Q What are some of the factors that may help me identify potential violations of the Code of Conduct?

To help identify potential Code of Conduct violations, ask yourself the following questions:

•	Is this legal?

•	Is this fair and ethical?

•	Would CIBC’s reputation be harmed if this situation were to become public?

•	Might this situation create any conflict between my own interest and CIBC’s interest? Might it create the appearance of a conflict?

•	Does this feel right?

If in doubt, speak to your manager, call one of the contacts listed in section 9, or call the Ethics Hotline.

Q Where can I find more information about how to apply the Code?

Many sections of the Code include a link to related policies and procedures that provide detailed guidance on specific topics. The Code of Conduct: Frequently Asked Questions provides additional guidance concerning the day-to-day application of the Code. You can also contact the Code of Conduct, Mailbox or one of the contacts listed in section 9.

2.1 Acting Ethically and Upholding the Law

Preserving trust and acting ethically are at the heart of what you do and how you do it. Each of us has a fundamental obligation to act honestly and with integrity at all times. This means respecting both the letter and the spirit of the Code in everything we do.

We are also all required to uphold and comply with the law and any other requirements established or endorsed by CIBC (including CIBC policies, procedures and standards, and industry guidelines) and must not knowingly engage in, facilitate or benefit from any illegal transaction or activity. An employee who is charged with or found guilty of a criminal offence must immediately notify his/her manager who, in turn, must notify Corporate Security.

Failing to follow the Code or comply with the law risks exposing CIBC and its employees and contractors to serious regulatory consequences and reputational harm.

We must report any concerns about suspicious behaviour relating to the honesty and integrity of CIBC, its employees, contractors, suppliers, clients, government representatives or other third parties. We must also report any situation where we believe, in good faith, that CIBC, or any of its employees, contractors, suppliers, clients, government representatives or other third parties have violated or are about to violate an applicable law or regulation.

Report your concern to the appropriate contact listed in section 9.

Remember that CIBC will not permit any retaliatory action to be taken against you, where you make a report in good faith.

2.2 Preventing Corruption, Bribery and Fraud

Achieving the highest standard of ethical behaviour means that we will not engage, directly or indirectly, in bribery, kick-backs, pay-offs or other fraudulent or corrupt business practices. If we are approached by an employee, contractor, supplier, client, government representative, or other third party with an opportunity to engage in such activity, we will report the incident to our manager, Corporate Security or the Ethics Hotline.

Successfully preventing fraud at CIBC requires an ongoing commitment from all of us. This includes actively participating in the detection and reporting of suspected fraud, whether committed by an employee, contractor, supplier, client, government representative, or other third party. If you suspect fraud has been or is about to be committed, you have a responsibility to report it.

Report any concerns to your manager or Corporate Security, Mailbox or call the Ethics Hotline.

Q What does it mean to respect the “spirit” of the Code?

Respecting the spirit of the Code means following the principles and values upon which the Code is based – acting ethically and professionally, and honouring our core values of trust, teamwork and accountability – even when the Code does not specifically address a particular situation.

Q Many different laws apply to the work that I do. What should I do if I’m not sure about what these laws require?

Following CIBC policy and procedures and acting within the scope of your authority will help ensure that you are complying with the law. If you are unsure about what you should do, always ask questions before you act – discuss the situation with your manager or with one of the contacts listed in section 9.

Q What are some examples of illegal activity?

Examples of illegal activity include, but are not limited to: fraud, theft, forgery, kiting, money laundering, and bribery.

Q What is kiting?

Kiting is a form of fraud that involves depositing and drawing cheques between two or more accounts at the same branch, at different branches, or at different financial institutions in order to disguise lack of funds. It involves taking advantage of the “float” (the time between the negotiation of the cheque and its clearance at the cheque-writer’s bank).

2.3 Acting Within Our Employment Duties and Delegated Authorities

We are all accountable for acting within the scope of our employment duties and delegated authorities. We must not:

•	give clients financial, trust, tax, investment, legal or other advice unless this is within the scope of our employment duties and we hold the appropriate qualifications and licences to do so;

•	act outside the scope permitted by our professional licence, regulatory registration or delegated authority; or

•	process a transaction, whether for a client or for CIBC, without proper authorization and documentation.

2.4 Managing Inside Information and Personal Trading in Securities

Each of us is responsible for knowing and strictly complying with the law applicable to the handling of Inside Information.

Managing Inside Information

Employees and contractors are prohibited from disclosing Inside Information, except as required in the normal course of business. We will comply with information barriers that have been established to control the flow of Inside Information. We must also inform anyone who receives Inside Information from us that they are subject to the same restrictions regarding its disclosure.

Trading Securities

We must not trade in securities of a company if we have Inside Information about the company. In addition, we will not advise or talk to others regarding trading in those circumstances.

We must ensure that, when required by the Personal Trading Policy in our region, we obtain pre-clearance to trade any securities.

We may also be subject to additional trading restrictions because of our involvement with a particular company or CIBC line of business. This includes situations in which:

•	we have or support an account relationship with a company;

•	we have management responsibilities of a company; or

•	we are otherwise involved with a company on behalf of CIBC.

Trading CIBC Shares

Trading in CIBC shares is subject to a number of restrictions in addition to those that apply to trading shares of other companies. These additional restrictions apply to all CIBC employees and contractors when trading in CIBC shares.

Q I have Inside Information about a company. Can I tell my spouse to buy or sell shares of this company?

No. You cannot buy or sell any shares of this company or advise anyone else to do so until the information has been disclosed to the public.

Q What are some examples of “securities”?

Generally, securities are issued by a company to investors and represent either a portion of the ownership of the company or an obligation on the part of the company to repay some form of indebtedness to the investor. There are many different types of securities, but the most common examples are shares and bonds. Other examples include derivatives, bank notes and debentures.

Q What additional restrictions apply when trading in CIBC shares?

CIBC employees and contractors are prohibited from:

•	trading in put options, call options, or forward derivative contracts on CIBC shares;

•	trading any other over-the-counter derivative products designed to hedge exposure to CIBC shares; or

•	short selling CIBC shares.

Certain employees and contractors are also subject to restrictions regarding the timing of trading CIBC securities. These employees are not permitted to buy or sell CIBC securities during “Blackout Periods” or outside “Window Periods” (as the case may be).

2.5 Competing Fairly

CIBC vigorously competes in the marketplace and does so ethically, fairly and legally. We can and do gather data about our competitors; however, we will not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.

Anti-trust and competition laws prohibit CIBC from engaging in activities that lessen competition. These include:

•

agreeing with other financial institutions or businesses on the terms of a transaction, product or service to be offered to third parties (such as interest rates, prices, charges or types of services); and

•	agreeing with other financial institutions or businesses to avoid competing for clients in particular product categories or geographic markets.

Certain “tied selling” regulatory requirements prohibit us from proposing or entering into transactions with clients that require the client to:

•	bring additional business to CIBC;

•	purchase additional products from CIBC;or

•	agree not to purchase a competitor’s products.

Where permitted, cross selling and relationship pricing are not considered “tied selling”, and are therefore not prohibited under the Code.

Competition guidelines are very complex and some exceptions may apply. Any concerns about proposed dealings with competitors should be discussed with the Legal Department.

2.6 Respecting Copyright

Printed, broadcast, recorded or online materials and software are often protected by copyright law. We must exercise caution and may need to seek prior approval from the copyright holder before making copies of, distributing or otherwise using such material. If there is any doubt, the Legal Department should be consulted.

3.1 Protection Against Harassment and Discrimination

As part of CIBC’s mission to “create an environment where all employees can excel”, CIBC is committed to diversity and employment equity in the workplace. Each of us has the right to be treated fairly, with decency and with respect and each of us must treat others, including employees, contractors, clients, suppliers and the public, in the same way. Harassment or discrimination of any sort is strictly prohibited. Retaliation for reporting alleged harassment or discrimination is also prohibited.

3.2 Safety and Security in the Workplace

Each of us has the right to work in an environment that is safe and free from violence. We must familiarize ourselves with and follow local policies, guidelines and procedures relating to health and safety in the workplace.

Violence (physical or otherwise, which includes threats, sabotage, bullying and taunting) is strictly prohibited at CIBC.

3.3 Alcohol and Drugs

While on CIBC premises, participating in a CIBC-sponsored activity, or otherwise working on behalf of CIBC, we are not allowed to be:

•	impaired by alcohol or drugs; or

•	in possession of illegal drugs.

The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions that:

•	have received either a one-time or ongoing approval from a Vice President (or Managing Director in Wholesale Banking or CIBC Wood Gundy) or a more senior executive; and

•	are under the direct supervision of a manager who is responsible for the function.

Managers responsible for a function at which alcohol will be served must ensure that reasonable procedures and safeguards are in place so that any serving and consumption of alcohol are done safely and responsibly.

If we consume alcohol at a CIBC function, we will do so responsibly and we will not use any means of transportation that jeopardizes our safety or the safety of others.

3.4 Political or Religious Activity

While CIBC respects our right to our individual political and religious beliefs and practices, we must not carry on these practices in a way that reflects upon CIBC as an organization, or that affects other CIBC employees or contractors.

All requests for political contributions by or on behalf of CIBC must be directed to Communications and Public Affairs for approval. For any political contributions, whether CIBC’s or our own individual contributions, we must be sensitive to and avoid any situation where the contribution might be perceived to be for the purpose of obtaining a benefit for CIBC.

We may not carry on political activities or engage in religious advocacy on CIBC premises or facilities. This includes seeking contributions, campaigning, and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices in a private manner that does not have an impact upon other CIBC employees or contractors.

Avoiding conflicts of interest goes a long way to ensuring that we avoid behaviour that is unethical or that otherwise contravenes the Code. We must avoid any situation where our personal interest may conflict, or could be perceived to conflict, with the interests of CIBC or of a supplier or client of CIBC.

For the purposes of the Code, a “close personal relationship” means a regular and ongoing relationship outside of work that is romantic, familial or financial. “Business dealings” mean any negotiations, transactions or other interactions between CIBC and a current or prospective client, contractor or supplier.

Examples of potential conflict situations include:

•	where we, our family or close personal friend are in, or may be perceived to be in, a position to benefit personally from information we receive or authority we have as a result of our role at CIBC;

•	where we are in a direct reporting relationship with someone with whom we share a close personal relationship or would be perceived to benefit personally from the reporting relationship; or

•

where we interact with someone in a professional capacity in the course of CIBC’s business dealings with whom we share a close personal relationship, or where we have a direct influence in deciding whether CIBC will engage in business dealings with a person with whom we share a close personal relationship; or

•	where friendship or other close personal relationship may be perceived to adversely affect our judgment or objectivity, both in the workplace and in any business dealings.

We must discuss any real, potential or perceived conflict of interest situation with our manager as soon as possible so that steps can be taken to resolve the situation.

Sections 4.1 to 4.6 describe some situations of real or perceived conflict of interest, but the list is not exhaustive If you have questions about a particular situation, speak to your manager or contact the Compliance Department (Code of Conduct, Mailbox).

4.1 Offering and Accepting Gifts or Other Benefits

In this section, “gift or other benefit” includes entertainment.

Giving a gift or other benefit to, or receiving a gift or other benefit from, certain entities or individuals may give rise to a conflict of interest, especially where the gift or other benefit is of more than nominal value.

Even where a conflict does not exist, the gift or benefit may be viewed as an attempt to influence a business decision. For this reason, CIBC’s Gifts and Entertainment Policy includes a number of restrictions that apply when giving or receiving gifts or other benefits.

4.2 Personal Borrowing and Lending

We will not borrow from or lend personal funds or other personal property to any client or supplier who has an ongoing or potential relationship with CIBC, or use this relationship so that others, who are either related to us or are close personal friends of ours, can do so. This restriction does not apply to:

•	transactions with family members; or

•	transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.

We will avoid borrowing from or lending personal funds to another employee or contractor, particularly someone we supervise.

Q When should borrowing from or lending to an employee or contractor, be avoided?

Personally borrowing from or lending to another employee or contractor should be avoided in cases that would likely result in a real or perceived conflict of interest. A conflict of interest might exist if:

•	the amount borrowed is more than nominal;

•	borrowing from or lending to this employee or contractor has occurred on numerous occasions;

•	the employee or contractor might be under undue pressure as a result of the borrowing/lending; or

•	there is a reporting relationship between the parties involved.

4.3 Treatment and Selection of Suppliers

Suppliers should be treated fairly and should be chosen based strictly on value, quality, service and price. CIBC strives to deal with suppliers that have high standards of business conduct that are in keeping with CIBC’s standards.

4.4 Beneficiaries, Fiduciaries and Powers of Attorney

If you discover that a client (other than a family member) is considering making or has already made you a beneficiary, executor or other personal representative in a will or a trust, you must advise your manager and the Compliance Department (Code of Conduct, Mailbox). Where the client has not yet made the designation, you should discourage the client from doing so.

Accepting signing authority or a grant of power of attorney from a client regarding a client’s account (other than that of a family member) typically creates a conflict of interest and should be avoided. If you discover that such an appointment or assignment of authority has been made, you must immediately inform your manager and ask the client to revoke the authority or appointment. Compliance Department approval (Code of Conduct, Mailbox) is required for any exceptions.

CIBC reserves the right to require an employee or contractor to renounce any bequest or appointment or to remove himself or herself from dealing with a client’s estate where there exists a real or perceived conflict of interest.

This section does not restrict CIBC’s ability to receive discretionary trading authority from our clients, where that is allowed under applicable laws. Refer also to section 4.5 below.

4.5 Engaging in Outside Activities and Investments

We must devote our working hours to our CIBC work. In addition, it is important that all employees avoid any outside activity, employment, position, association, or investment that might interfere with, or might be perceived to interfere with, the independent exercise of our judgment regarding the best interests of CIBC and its clients. For these reasons, we may be required to obtain written approval for, to limit or to resign outside positions or interests.

When is Approval Required?

We must discuss our obligations under the Code with our manager and complete the applicable Outside Activities Approval Request Form before:

•	accepting additional employment outside of CIBC;

•	carrying on business activities outside of CIBC;

•	holding a controlling interest in a public or private business;

•	investing in a business, other than a company that is publicly traded on a recognized stock exchange;

•

serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney) for a client (other than a family member) with whom we or our business unit have a relationship; or

•	commencing a campaign for election or appointment to public office, whether paid or unpaid.

Boards of Directors

If CIBC asks you to act as a director of a CIBC subsidiary, request approval by contacting the Compliance Department (EWC, Mailbox) or other designate for your region. For any other position as a director of a company, organization or association, or as a member of a board advisory committee, speak to your manager and complete the Outside Activities Approval Request Form.

Outside Activities Form

Use the Outside Activities Approval Request Form applicable in your region: Canada; US; UK; Asia/Pacific; or Caribbean.

Annual Certification

Every year, as part of CIBC’s Mandatory Training and Testing Program, each of us must provide a certification regarding any outside activity, employment, position, association, or investment.

Q Does acting as a director of a not-for-profit organization or association require pre-approval?

Yes. Acting as a director or sitting on a board advisory committee of such an organization or association requires approval under the Code. Discuss the position with your manager and complete the applicable Outside Activities Approval Request Form.

When In Doubt, Fill It Out

The key factor in determining whether an activity requires approval is whether it creates a real or perceived conflict of interest. Factors of to consider include:

•	Your role at CIBC: Are you in a client-facing role? Do you access to client information?

•	Are you a securities registrant (i.e., registered with IIROC, the MFDA, FINRA, the FSA, or other regulatory agencies)?

•	Will the activity require your involvement with a competitor, client or supplier of CIBC?

•	How much of your time will be devoted to this activity?

If in doubt, talk to your manager and complete the Outside Activities Approval Request Form or contact the Compliance Department (EWC, Mailbox).

4.6 Processing Personal Transactions

Processing transactions for ourselves or for those close to us can create a conflict of interest. We are allowed to process these transactions only where a written policy or guideline permits it. Otherwise, we must not process, or require another employee or contractor to process, a transaction for:

•	ourselves,

•	a member of our Immediate Family (see definition below),

•	anyone for whom we are serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney),

•	anyone with whom we share a close personal relationship, or

•	anyone with whom we share a significant personal or financial interest.

“Immediate Family” includes an individual’s:

spouse or common law partner, parents, sisters/brothers, children, parents-in-law, sisters/brothers-in-law, step-children, grandparents, step-sisters/brothers, grandchildren, legal dependents, legal guardian, and any corporation or other legal entity that is controlled by that individual and/or members of the individual’s Immediate Family.

5.1 Representing CIBC

In the eyes of our clients and the community, each of us represents CIBC. While we have the right to publicly express our personal views, we will not, under any circumstance, participate in activities that may compromise CIBC’s image or reputation. This includes activities that would disparage, defame, embarrass or harass CIBC, its employees, its contractors, its clients or its suppliers. This applies to expressing views by any medium, including in print, or via the Internet (including by blogs, online social networks, e-mail or on webpages).

Using CIBC’s Brand Name and Trademarks

We will use CIBC’s brand name and trademarks outside CIBC only as part of the regular duties of our job or at an external function where CIBC’s participation has been previously approved.

Lobbying Activity

Employees and contractors who communicate on behalf of CIBC with government officials must comply with applicable lobbying activity approval and reporting requirements.

Public Speaking

If we will be speaking at a public forum in a professional capacity or as a representative of CIBC (e.g., speaking at a school or professional conference), we will obtain the prior approval of our manager. Further, if the situation involves speaking to the media, or otherwise being seen as a spokesperson for CIBC, we will obtain the prior approval of Communications and Public Affairs.

Q My friend told me that it’s not OK to blog about my day at work on Facebook. Is this true?

Yes. We should not comment or talk about CIBC’s internal business on social media sites or pages as there is a risk of giving the impression that our personal comments or opinions represent CIBC’s own view or are approved by CIBC. We should also keep in mind that internal CIBC matters are confidential and should not be shared with others outside of CIBC. There are some exceptions – for example, you may wish to share with friends that you are taking part in the CIBC Run for the Cure—but if you are not sure, talk to your manager.

5.2 Community Activity

As part of CIBC’s mission to make a real difference in our communities, CIBC supports employee involvement in community activities. We must be aware of the fact that in participating in those activities, we are, or may be perceived to be, representatives of CIBC.

When soliciting charitable donations, whether on behalf of CIBC or another organization, we will emphasize the voluntary nature of the donation. We will not place employees (particularly those who report to us, directly or indirectly), contractors, clients, or suppliers in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse. None of us should feel pressured to contribute to fundraising campaigns, either by co-workers or by CIBC.

If we are involved in a charitable fundraising contest or draw at CIBC, we should read and abide by the requirements of the Guidelines for Running Contests at CIBC.

5.3 Full and Fair Disclosure

All of our communications must be truthful, accurate and complete, and must not mislead others.

This standard applies when we are preparing or providing information for inclusion in any report, system, document or other communication, whether written, oral or electronic, and whether directed to an internal or external recipient.

If we are unsure as to the accuracy or completeness of information we have received, we should consult with our manager.

We will never make any false or misleading entries, misrepresent a client’s financial position, or forge, tamper with, or otherwise misuse anyone’s identity or signature. In addition, we will not by-pass procedures designed to ensure the integrity of CIBC’s records or to ensure full and fair disclosure.

If we believe that any of the principles of “full and fair disclosure” have or are about to be violated, we will speak to our manager, or contact Corporate Security, or call the Ethics Hotline.

Remember: CIBC will not allow any retaliation against an employee who, in good faith, reports an apparent violation.

5.4 Guarding Against Misleading Marketing and Communication Materials

To ensure that clients, investors and the public are protected against misleading statements and that clients receive sufficient information to make informed decisions, all marketing and communication materials must be approved in advance by the Legal Department, the relevant Marketing Department or Communications & Public Affairs.

5.5 Environmental Responsibility

CIBC is committed to acting responsibly in all of its activities by:

•	protecting and conserving the environment

•	safeguarding the interests of all CIBC stakeholders against unacceptable levels of environmental risk; and

•	supporting the principles of sustainable development

Each of us is responsible for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent way.

Q Is it acceptable to skip a step required by a CIBC policy or procedure to save time for a client?

No. Although policies and procedures may sometimes seem cumbersome, remember that they have been carefully designed to support complying with the law and protecting CIBC’s reputation. Skipping a step could put you, CIBC or our clients at risk. If you have a question or comment concerning a policy or procedure, discuss this with your manager or raise it with the owner of the policy or procedure.

6.1 Protecting Confidentiality and Privacy

CIBC’s value of trust means not only that we trust each other, but also that our clients can trust us. To honour that value, we all have to keep confidential the general, personal and corporate information of CIBC and of its stakeholders (including existing, former or potential clients, employees, contractors, directors, shareholders, and suppliers).

We will access and use this information only for the purposes intended, as directed by our manager or business unit procedures. We will share it only with those who have a need to know, consistent with those purposes.

Q My good friend is going through a divorce and asked me to monitor her husband’s CIBC accounts and let her know if he makes any large withdrawals. I made inquiries on the accounts but didn’t notice any large withdrawals and decided not to advise my friend of the activity. Is this a privacy breach?

Yes. Accessing client information without the client’s consent and without a business reason to do so is a privacy breach.

Q Is it acceptable to send CIBC confidential information to my personal e-mail account so that I can use this information to work from home?

No. Never send or forward CIBC confidential information to or from your own personal e-mail account. To e-mail confidential information externally, follow the guidance on e-mail use provided in the policy Acceptable Use of CIBC Information and Information Systems Policy. Also follow the Working Remotely from CIBC quick reference guide.

Q The Code says that CIBC may monitor account inquiries for the purpose of detecting unauthorized access. If I access my own personal account, might that still be “unauthorized access”?

Yes, particularly if the information you have accessed is information that is not normally available to a client.

Q When I attend a trade association, industry meeting or conference, what may I talk about in regards to CIBC and its business?

Remember that most other participants at these events do not work for CIBC. As such, you must respect the confidentiality of CIBC’s information and ask yourself whether disclosing particular information could harm, damage or be detrimental in any way to CIBC, its employees, clients or suppliers. You can obtain further guidance on this from the Legal Department or from Communications and Public Affairs.

We will read, use or disclose client, employee or contractor information only when we have a business purpose for doing so. We understand that CIBC may monitor account inquiries for the purpose of detecting unauthorized access.

If we have concerns regarding the protection of client, employee or contractor personal information, or become aware of a breach of confidentiality or privacy obligations, we will communicate those immediately to the Privacy Office (Privacy Office, Mailbox).

6.2 Maintaining Information Security

CIBC controls and monitors the use of its network (including all forms of electronic messages), computing facilities and voicemail system, and can restrict use of or withdraw access privileges to these systems and facilities without prior notice. In addition, CIBC may conduct investigations of potential violations of any CIBC policy based on this information.We will not use CIBC’s systems or facilities to access, download, or distribute information that may be considered:

•	offensive, illegal, unethical or discriminatory, or

•	that could harm CIBC’s reputation.

Personal use of the Internet and e-mail must not interfere with our normal duties or the effective operation of CIBC’s network and computing facilities. We may use CIBC’s computer resources only if the use is in accordance with CIBC policies that govern their use.

We may use CIBC computer resources when working from non-CIBC locations if we use approved technology and channels, provided that our manager has approved of such use and all confidential information is protected from theft or unauthorized access.

We are accountable for all activity carried out using our individual IDs or passwords and we will not share our IDs or passwords with anyone for any reason.

Q Why is it important to follow my business unit’s “secure workspace” procedures?

Following “secure workspace” procedures is essential to help protect information of CIBC, its clients, employees, contractors, and other stakeholders from loss or exposure to unauthorized parties. Information that is lost or disclosed to unauthorized parties can disrupt business processes and damage CIBC’s reputation.

Q My friend gave me software that would be very helpful to me in my work. Can I install it on my CIBC computer?

No. Do not attempt to install software, software updates, or software components from any source, including the Internet, yourself. Ensure that all software installed on your computer is installed by CIBC staff authorized to do so.

6.3 Safeguarding CIBC’s Assets

CIBC’s facilities, equipment, information, and other assets are CIBC Property. Except as permitted under section 6.2 above, CIBC Property must be used only for CIBC purposes.

We must adhere to control measures that have been implemented to protect CIBC Property. These measures may include use of security equipment such as safes or vaults, physical or logical access control, or other security-related processes.

As soon as we are no longer employed by CIBC, we will no longer use, access or disseminate CIBC Property and we must promptly return all such property to CIBC.

6.4 Following Business Expense Policies

If we incur expenses or approve expenses on behalf of CIBC, including expenses incurred through the use of a corporate credit card, we will comply with the requirements outlined in the CIBC Employee Expense Reimbursement Policy and CIBC Business Unit Purchasing Policy. This includes ensuring that all expenses are for a valid business purpose and are reasonable in relation to the business requirements and the goods and/or services being provided.

6.5 Maintaining Records

If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised.

We must ensure that all CIBC client, employee, contractor, general and corporate records comply with CIBC’s policy on the creation, retention and destruction of records. Each of us is responsible for the integrity of books and records under our control.

We will cooperate unconditionally with any CIBC department that audits, tests or investigates issues within CIBC.

We will also cooperate with lawful investigations and inquiries from third parties, including regulators, enforcement agencies, or parties involved in litigation. If we receive any kind of demand or request for information from a third party, we must contact the appropriate CIBC department as follows:

•	for search warrants in Canada, contact Corporate Security immediately, and in all other jurisdictions, contact the Legal Department;

•	for regulatory requests or notices of investigation, contact the Legal Department or Compliance Department (Code of Conduct, Mailbox) immediately;

•	for all other demands or requests, follow existing business procedures or contact the Legal Department or Compliance Department (Code of Conduct, Mailbox).

In all cases, we will contact the appropriate department before we tell the requesting party whether the information exists at all, discuss any information with the requesting party, provide the information requested, or tell any affected employee, contractor, client or supplier about the request.

Contravention of any provision of the Code may result in disciplinary action up to and including termination of employment without notice, in addition to possible civil, criminal or regulatory action. Such conduct may also affect individual performance assessment and compensation.

Your Obligation to Report Code Violations

As part of being accountable to each other and to CIBC, each of us has an obligation to report all Code violations by speaking to our manager or to the appropriate contact listed in section 9, by calling the confidential Ethics Hotline, or as otherwise provided in the Code or in an applicable policy.

Any report of concern about conduct that may contravene the Code will be treated confidentially to the extent possible and in a manner consistent with CIBC’s responsibility to address the issue raised.

Protection from Retaliation

No one may retaliate or take adverse employment action against an employee or contractor who, in good faith, reports a real or potential contravention of the Code, or a violation of law or regulation by CIBC or a CIBC client, or who provides information or assistance for an investigation.

This means we cannot suspend, discharge, harass, threaten or discriminate in any manner against an employee or contractor who in good faith makes a report, including if the employee or contractor makes a report to an external regulator.

If we believe that we are being adversely treated as a result of reporting a violation, we should immediately contact our manager or Human Resources.

Q I am not comfortable discussing a potential Code violation with my manager. What other options are there?

If you do not feel comfortable reporting a potential Code violation to your manager, you should speak to your manager’s manager about the situation. If this is also a concern, you may report the issue to the appropriate individual or group listed in section 9. If you wish to remain anonymous or if you feel that someone has not responded appropriately to your report, you can call the confidential Ethics Hotline. All reports of potential Code violations are considered confidential, are taken seriously and are investigated fully.

Omitted